UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD. TSX : MFL AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS POURS FIRST GOLD AND SILVER AT THE DOLORES MINE
AND PROVIDES THIRD QUARTER 2008 RESULTS

November 17, 2008 – Vancouver, British Columbia – Minefinders Corporation Ltd. is pleased to announce the first pour of gold and silver doré at its Dolores open pit mine in Chihuahua, Mexico and its financial results for the third quarter and nine months ended September 30, 2008.

First Gold and Silver Production

“First gold and silver doré production at Dolores marks another significant milestone in the commissioning of the Dolores Mine” said Mark Bailey, Minefinders’ President and CEO. “I would like to take this opportunity to commend and congratulate those who have worked diligently to bring this deposit from a grassroots discovery to production.”

“During the first quarter of 2009, as production increases to commercial levels, Minefinders will emerge as a leading low-cost, mid-tier gold and silver producer. And with expected production exceeding 1.7 million ounces of gold and 64 million ounces of silver over a 15-year mine life, we are well positioned for future growth.”

Gold and silver production will continue to escalate as ore tonnes under leach increase and leach recovery curves reach their peaks. There are currently more than 650 thousand tonnes of ore stacked on the leach pad with 425 thousand tonnes presently under leach. The three stage crushing and stacking rates have reached sustained levels of 12,000 to 16,000 tonnes per day and are expected to reach design capacity of 18,000 tonnes per day by the end of the year. In addition, the Merrill Crowe plant is fully commissioned.

“While the gold and silver prices remain significantly higher than our expected production costs, we acknowledge the importance of cautious cash management in this volatile economic and financial environment” commented Mr. Bailey. “We continue to closely monitor our cash requirements and are actively reducing cash expenditures where possible. We are also working on initiatives that could increase precious metals recovery and expand production capacity at Dolores going forward.”

Recent photos of operations at Dolores can be viewed at www.minefinders.com in the Dolores Gallery.

Financial results

The Company recorded a net loss for the third quarter of US$6.764 million ($0.14 per share), compared with a net loss of $8.176 million ($0.17 per share) for the third quarter of 2007.  Net losses for the nine month period totaled $20.044 million ($0.40 per share) compared with $12.135 million ($0.25 per share) in 2007.

The decreased loss for the third quarter of 2008 is due primarily to no stock-based compensation expense, compared with $4.2 million of stock-based compensation expensed in the third quarter of 2007. The increased loss for the nine month period of 2008 as compared to the same period in 2007 is due primarily to the increase in activity as the Dolores Mine moved toward production. Also contributing to the nine-month 2008 loss were a lower foreign exchange gain and lower interest income.

During the third quarter of 2008, the Company spent $19.502 million (2007 - $22.033 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures. Expenditures for the nine month period totaled $55.077 million for 2008, down from $67.934 million in 2007.  The decrease is due to the wind down of construction activities at the Dolores Mine during the first quarter of 2008 and the continuing transition to commercial operations.

At September 30, 2008, the Company had $2.5 million in cash and cash equivalents and net working capital of $2.4 million. In addition, the Company had $7 million available under a $50 million revolving three-year term credit facility with Scotia Capital and, in October 2008, successfully arranged a second revolving credit facility with Scotia Capital for an additional $10 million. The Company expects to draw down the entire credit facility this year and will monitor the need for additional financing to meet current and expected corporate commitments.

Management’s Discussion and Analysis as well as the complete financial statements and notes for the third quarter and nine month period of 2008 are available on the Company’s website at www.minefinders.com and on SEDAR at www.sedar.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States.  Such statements represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 17, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer